News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	January 21, 2025

Seabridge Gold Expands Iskut's Snip North Target and

Prepares to Initiate Resource Definition Drilling in 2025

Hole SN-24-19 intersects 382m of 0.45 gpt Au and 0.15% Cu

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) today announced the remaining results at Snip North from the 2024 drill program on our Iskut project in BC's Golden Triangle. The six remaining holes continued to define copper and gold mineralization over extensive widths. Continuous mineralization is now recognized across a strike length of approximately 2,000 meters and a dip projection of at least 600 meters (see here). Two distinct styles of mineralization are represented: a high-temperature potassic Cu-Au domain interpreted as proximal to an intrusive source; and an Au-Ag domain indicative of a lower temperature intermediate sulphidation epithermal system.

Seabridge Chairman and CEO Rudi Fronk commented: "We have defined a large, intense and extensive hydrothermal system that remains open down dip to the West and Northwest.  This discovery will be our key exploration focus in 2025, working to delineate a mineral resource as quickly as practical.  Our excitement for this discovery is enhanced by the fact that we have not yet found the intrusive source of the mineral system discovered last year.  Our expectation is that building resources on Snip North in 2025 will provide critical knowledge transferable elsewhere on the Iskut Property where we see multiple centers with potential for additional discoveries of Cu-Au porphyry systems."

Mineralization at Snip North is hosted in Triassic Stuhini age volcanic rock and greywacke. Potassic alteration in these rocks is represented by extensive hydrothermal biotite, magnetite and potassium feldspar.  Narrow quartz and quartz-magnetite veins with pyrite and chalcopyrite are abundant in this domain.  These veins are enveloped by fine grained biotite and magnetite. The characteristics of this alteration and mineral assemblage are consistent with the central and high temperature portions of a Cu-Au porphyry.  Although the intervals encountered are part of a stratigraphic package, the intensity and grade profile indicate proximity to the source intrusion.

A second mineralized domain in the same sedimentary rocks surrounds or overlaps the potassic alteration and is dominated by quartz-sericite-pyrite. This domain contains higher grade Au mineralization which has been intersected across a corridor with a strike of over 1,400 meters. The sericite dominant alteration locally overprints earlier events and is generally texturally destructive, creating a foliated rock. Muscovite and other white mica species are characteristic of this domain along with foliation-parallel quartz-carbonate veins. Disseminated and narrow veinlets of sulfide minerals are common with abundant pyrite and minor chalcopyrite and molybdenite in this domain.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

2024 Drill Hole Assay Results for Snip North Target, Iskut Project

Hole ID	Hole Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)
SN-24-09	698.7	14.6	248.6	234.0	0.61	0.16	1.3	79
SN-24-14	787.7	73.6	378.0	304.5	0.40	0.08	1.7	53
SN-24-15	1260.0	3.3	323.7	320.4	0.48	0.09	1.1	89
	including	34.0	124.0	90.0	0.76	0.13	1.4	55
SN-24-16	841.0	499.0	841.0	342.0	0.42	0.05	1.2	19
SN-24-19	1226.4	18.0	400.0	382.0	0.45	0.15	5.2	63
SN-24-23	1300.0	94.0	281.1	187.1	0.33	0.18	1.3	99
	and	294.0	414.0	120.0	0.13	0.11	0.9	135
Previously released holes
SN-24-17	1129.8	373.0	675.9	302.9	0.80	0.10	3.0	52
	Including	595.0	650.0	55.0	1.10	0.10	1.0	14
SN-24-18	1228.0	86.5	564.5	478.0	0.50	0.10	1.5	84
	Including	233.5	282.6	49.1	0.80	0.20	2.5	60
	Including	326.1	419.0	92.9	0.70	0.30	2.2	186
	Including	484.0	506.0	22.0	1.00	0.30	2.2	120
SN-24-20	1061.7	124.5	656.0	531.5	0.50	0.10	1.2	69
	Including	363.0	612.0	249.0	0.50	0.20	1.6	120
	Including	410.0	546.0	136.0	0.70	0.20	1.7	163

True thickness of these intervals is not known; additional drilling is required to attain an understanding of true width.  Assay precision in all Seabridge exploration drilling is provided by the systematic insertion of certified standards, blanks and duplicate samples consistent with industry standards.  Core is sawn in half at site with one half retained in boxes and one half bagged and shipped off-site using a commercial carrier.  Samples are delivered to ALS Canada in North Vancouver, BC where they are processed and assayed for gold by FA-AA and 34 element ICP-AES following a 4-acid digestion.

A 2025 program is under development to infill drill the currently defined mineralization and target the intrusive source for the system.  Successful completion of this next stage program will be a critical step towards advancing the Snip North target to a mineral resource estimate. Extensive work has been undertaken and is ongoing to collate and interpret the Snip North dataset including structural and geochemical modelling. These models are being integrated with the geophysical dataset in an analysis supported by AI to further refine exploration vectors and improve targeting.

The contents of this release have been reviewed and approved by William Threlkeld PGeo, Senior Vice President of the company and a qualified person under NI43-101.  Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project are in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project in the southeastern part of the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the style of mineralization described as a high-temperature potassic Cu-Au domain being interpreted as proximal to an intrusive source; (ii) the ability to build a mineral resource estimate at Snip North; and (iii) the transferability of the data obtained in building the mineral resource estimate to other targets on the Iskut Project and potential for using this data to make additional discoveries of Cu-Au porphyry systems at the Iskut Project.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the applicability of the data from Snip North to other mineralized systems at the Iskut Project, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com